One Coldwater Creek Drive

Sandpoint, Idaho 83864

(208) 263-2266

June 1, 2006

Mr. George F. Ohsiek, Jr.

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 3561

Attention:	Sarah Goldberg
Division of Corporate Finance

Re: Coldwater Creek Inc.

Form 8-K, Filed May 24, 2006

File No. 000-21915

Ladies and Gentlemen:

The purpose of this letter is to provide the detailed response of Coldwater Creek Inc. (the “Company”) to the comments set forth in your letter dated May 25, 2006. The Company has also filed a Form 8-K/A (the “Form 8-K/A”) on June 1, 2006 amending the above referenced Form 8-K in response to certain of your comments, as indicated below. For your convenience, your comments have been restated in their entirety followed by our responses.

1.	As you have concluded that your previously issued financial statements for the second, third and fourth quarters of 2005 should no longer be relied upon, please amend your second and third quarter 2005 Forms 10-Q to correct the disclosed errors. We believe it is appropriate to note that as you are responsible under the federal securities laws and regulations to file accurate reports with the Commission, and to be in full compliance with the reporting requirements of the Exchange Act, you are required to amend any filings that contain materially inaccurate financial statements.

Response:

The disclosure has been revised on the Form 8-K/A in response to the Staff’s comment, indicating that the Company will amend its second and third quarter 2005 Forms 10-Q.

2.	Please revise your disclosure to indicate the expected period over which marketing fees will be recognized under your new policy. Tell us how you determined the length of the recognition period. For example, if the co-branding agreements with the card issuer contains terms that require a continuing obligation on your part to provide goods and services, such as product discounts, to cardholders for an extended period that directly or indirectly benefits the card issuer, please explain how consideration of those terms supports the amortization period you have chosen.

Response:

The disclosure has been revised on our Form 8-K/A in response to the Staff’s comment.

Our revised disclosure indicates, “Under the revised accounting, the Company now defers the marketing fees and recognizes them as revenue in future periods over the expected term of its customer relationships. The Company’s amortization schedule for these revenues takes into account historical buying patterns within the Company’s customer base, which it believes reflect the expected lives of its credit card holder relationships.”

We entered into the agreement with the credit card issuer in November 2004 to jointly market a co-branded credit card to Coldwater Creek customers. The agreement is in effect for 5 years from the date the first credit card account is opened and activated by a Coldwater Creek customer. The agreement provides for annual automatic renewal. The agreement requires a 180 day notice prior to termination by either party of the initial 5 year term or the annual renewal term.

In determining the amortization period we first considered our major obligations under our agreement with our credit card issuer and the major “revenue” components of our co-branded credit card program. Our major obligations and the related revenue components are:

•	To market the credit card issuers’ co-branded credit card to our customers, including the offer of a premium to customers to encourage them to apply for and activate the card. We have provided sales discounts of 15% to 25% on their initial purchase as an inducement for our customers to accept and activate the card. In exchange for our marketing efforts, the credit card issuer pays a $75 or $100 “marketing royalty” for each new credit card account opened and activated where the application was generated through efforts or marketing programs sponsored and funded by the Company. The level of marketing royalty paid depends upon the credit scoring process used by the card issuer. These royalties are received based on each card activated and are non-refundable.

•	To participate in a rewards program that allows card holders to redeem Coldwater Creek merchandise coupons. Our credit card issuer pays the Company a “sales royalty” of 80 basis points ($.008 for each dollar) of net retail sales originated by each credit card holder. Card holders earn 5 points for each dollar spent at Coldwater Creek and 1 point for each dollar spent elsewhere. Each point is worth $.01. The credit card issuer is responsible for tracking and administering the rewards program and communicating the reward points to the card holder. Reward coupons are issued based on designated reward levels that can be used to purchase the Company’s merchandise. For example, each card holder must accumulate 2,000 reward points to receive a reward coupon that can be used to purchase $20 of Company merchandise (with no coupon being issued for points falling below each 2,000 point increment). The reward coupons have a six month expiration date from the date of issuance.

We then considered the Company’s other obligations under the agreement with the credit card issuer. Our other obligations can be summarized as follows:

•	To market exclusively the card issuer’s co-branded credit card to the Company’s customers during the term of the agreement and not to market another card to accounts established under the program during the term and for two years after the agreement is terminated (except as part of a general solicitation to the Company’s customers).

•	To form a Joint Marketing Advisory Committee (the “JMAC”) with the credit card issuer, comprised of 3 members from each party to the agreement. The JMAC meets periodically to review marketing strategy, customer communication material, marketing materials, marketing initiatives, competitive position and profitability of the program and resolve disputes. Each party has one vote on decisions and all decisions must be unanimous.

•	To accept the credit card as a form of payment.

•	To customize catalogs mailed to pre-approved customers.

•	To periodically provide customer lists to the credit card issuer to enable the credit card issuer to market the card at its own expense.

Based on our analysis of our deliverables under the agreement we concluded that honoring reward coupons is the principal ongoing obligation under the program that impacts our deferred marketing fee amortization period.

Therefore, the Company determined that the appropriate amortization period should correspond to the period over which the cardholder can reasonably be expected to continue earning and redeeming coupons under the program. We believe this period should correspond to the duration of an individual’s expected customer relationship with the Company.

In support of this conclusion, we note that the co-branded card has been designed to appeal specifically to customers of the Company. There is no inherent benefit contained in the program for a non-Company customer, as the card is only distinguished by the Company markings, the initial activation discount and the ability to accumulate points redeemable for Company merchandise. Thus, while the possibility exists that a cardholder might remain a credit card issuer customer, and continue earning points for redemption after the individual ceases to be a Coldwater Creek customer, we believe this is unlikely because points earned for card use are only redeemable for Coldwater Creek merchandise reward coupons. Simply put, we believe that once a customer no longer shops with us, she is very unlikely to continue to use the co-branded credit card.

We have prepared our deferred marketing fee amortization schedule based on the expected duration of our credit card customer relationships. We accomplished this by analyzing customer buying patterns for our entire customer file, measuring the length of time between purchases, as measured from a particular “Starting Month” until the customer’s most recent purchase. In preparing our amortization schedule:

•	We reviewed a 5-year period in order to provide the most relevant data given our substantial growth during the past 5 years and our retail store rollout over the same period. We also believe, based on our long history as a direct marketer, that 5 years is a sufficiently long period over which to analyze purchasing patterns for our customer base.

•	We performed identical analyses as of twelve separate Starting Months (consisting of consecutive months within the one year period from June 1999 to May 2000), and we averaged the results of these analyses by calculating a weighted average customer life for the customers who purchased during each of the twelve Starting Months, thereby removing the effect of seasonality.

•	For simplification, we aggregated the monthly data from the analysis described above, combining the customers into six groups. We calculated an average customer life for each of the six groups. We developed the following amortization schedule, pursuant to which we will amortize our deferred marketing fees based on weighted average customer life:

Latest purchase after Starting Month	Weighted average customer life (in months)	Percentage of total population
No other purchase	—	17.84%
1 to 12 months	6	9.10%
13 to 24 months	19	8.79%
25 to 36 months	31	9.92%
37 to 48 months	43	12.53%
49 to 60+ months	56	41.82%

To ensure our amortization schedule based on our historical customer buying patterns is representative of our current customer buying patterns and cardholder buying patterns, we performed similar analyses of more recent purchasing data from the inception of the formal co-branded credit card program in May 2005. These analyses resulted in minor adjustments to our amortization schedule to reflect a greater percentage of customers in the 49 to 60+ months category and a lower percentage in the no other purchase category. We will periodically review our credit card customer relationship analysis and make any adjustments that are warranted based on changes in our customer and cardholder buying patterns.

The above amortization schedule is consistent with our expectations regarding credit card customer buying patterns, and we believe it achieves a reasonable, systematic approach to recognizing the deferred marketing fees over periods in which the fees are earned. Our internal data suggests that our customers have an average “customer life” of approximately three years, although this is only an average. A substantial portion of our customers are one-time purchasers, while others have a much longer relationship with us, in some cases extending beyond five years. Nevertheless, our five-year analysis captures approximately 90% of our customers. Moreover, our use of a longer amortization schedule would have had an immaterial impact on revenue in later years. Additionally, the credit card issuer has represented to us that their credit card customers have an expected customer relationship averaging approximately three years. Consequently, we believe our amortization schedule approximates the period over which the credit card issuer expects to receive value with respect to cardholders it obtains under the program.

We have discussed our amortization methodology and approach with our previous auditors, KPMG, LLP, and our current auditors, Deloitte & Touche, LLP, who have agreed with our approach subject to validation of key assumptions and completing their review and audit of the underlying data. They will complete their review and audit prior to the filing of our amended 2005 second and third quarter Forms 10-Q and our amended 2005 Form 10-K.

We propose to disclose the following in the accounting policies section of our financial statement footnotes:

“The Company receives fees from a major credit card issuer under its co-branded credit card program for marketing the card issuer’s credit cards to the Company’s customers and participating in an associated rewards program whereby card holders may redeem coupons to purchase Company merchandise upon achieving a specified number of reward points. Fees received for marketing credit cards to Company customers are deferred and amortized over the estimated lives of the credit card customer relationships. Fees received for honoring reward coupons are deferred and recognized when a card holder uses reward coupons to purchase Company merchandise. Deferred co-branded credit card revenues relating to deferred marketing fees recognized as revenue during the period were $XXXX. Deferred co-branded credit card revenues relating to honoring reward coupons recognized as revenue during the period were $XXXX.”

3.	Please revise to specify the authoritative literature supporting your previous accounting and the literature that supports your revised accounting.

Response:

We have revised our disclosure on the Form 8-K/A to specify the authoritative literature supporting our previous accounting and the literature that supports our revised accounting.

Specifically, we have expanded the disclosure under Item 4.02 (a) by adding the following to the first paragraph:

“Previously the Company had concluded, under the guidance provided by Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”) that the marketing fee represented a discrete transaction between the Company and the card issuer, containing no significant ongoing obligations that caused the company to conclude that the earnings process was not complete with respect to marketing fees received. On reconsideration, the Company determined that under EITF 00-21 the up-front “marketing royalty” and the ongoing “sales royalty” were received in exchange for multiple deliverables that should be combined and that the appropriate recognition of revenue should be determined for those combined deliverables as a single unit of accounting. Accordingly, the Company concluded under SAB 104 that certain ongoing obligations for the combined deliverables under the contract with the card issuer were significant enough such that the marketing fees should be deferred.”

*****

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at the phone number listed above if you have further comments or if you require any additional information.

Sincerely,

/s/ Melvin Dick
Melvin Dick
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	Dennis C. Pence, Chairman and Chief Executive Officer.

Ronald Graybeal, Partner, Deloitte and Touche

Michael Hayhurst, Partner, KPMG

John E. Hayes III, Esq., Hogan and Hartson